UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar
Investments in the Custody of
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1.    Investment Company Act File Number:    Date examination completed:

               811-21534                           March 20, 2007

2. State identification Number:

AL       AK       AZ       AR       CA      CO
CT       DE       DC       FL       GA      HI
ID       IL       IN       IA       KS      KY
LA       ME       MD       MA       MI      MN
MS       MO       MT       NE       NV      NH
NJ       NM       NY       NC       ND      OH
OK       OR       PA       RI       SC      SD
TN       TX       UT       VT       VA      WA
WV       WI       WY       PUERTO RICO

Other  (specify):

3. Exact name of investment company as specified in registration statement:

    RiverSource Variable Portfolio Select Series, Inc.

4. Address of principal executive office (number,street,city,state,zip code):

     50606 Ameriprise Financial Center, Minneapolis, MN 55474


          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
RiverSource Variable Portfolio - Select Series, Inc.:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that RiverSource Variable Portfolio - Core Equity Fund of RiverSource Variable Portfolio - Select Series, Inc. (the Fund) complied with the provisions of subsection (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of December 31, 2006 and during the period from October 31, 2006 (the date of our last examination) through December 31, 2006. Management is responsible for the Fund's compliance with those provisions. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was made in accordance with standards established by the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2006 and the period from October 31, 2006 through December 31, 2006, with respect to securities transactions:

o Count and inspection of all securities located in the vault, if any, of Ameriprise Trust Company, the Custodian;

o Confirmation of all securities, if any, held by institutions in book entry form (Wells Fargo Bank Minnesota, N.A., The Bank of New York, and The Depository Trust Company);

o Confirmation or examination of underlying documentation of all securities purchased but not received, hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges and/or transfer agents;

o Reconciliation of all such securities to the books and records of the Fund and the Custodian; and

o    Test of selected security transactions since the date of our last report.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with the specified requirements.

In our opinion, management's assertion that the Fund was in compliance with the above mentioned provisions of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2006 and for the period from October 31, 2006 through December 31, 2006 is fairly stated in all material respects.

This report is intended solely for the information and use of management of the Fund and the Securities and Exchange Commission and should not be used for any other purpose and is not intended to be and should not be used by anyone other than these specified parties.


                                   /s/ KPMG LLP
                                   ------------
                                       KPMG LLP


Minneapolis, MN
March 20, 2007

            MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN
               PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

     We, as members of management of RiverSource Variable Portfolio - Core Equity Fund of RiverSource Variable Portfolio - Select Series, Inc. (the
     Fund) are responsible for complying with the requirements of subsections
     (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 2006 and from October 31, 2006 through December 31, 2006.

     Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2006 and from October 31, 2006 through December 31, 2006, with respect to securities reflected in the investment account of the Fund.

     AMERIPRISE FINANCIAL, INC.

     By: /s/ Jeffrey P. Fox
         ------------------
             Jeffrey P. Fox, Vice President-Investment Accounting